SECURI 14040222 ION

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MAR 04 2014
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slusser Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 7063
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Peter Slusser 1-212-355-5233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZBS Group LLP
(Name – *if individual, state last, first, middle name*)

255 Executive Drive, Suite 400	Plainview	NY	11803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/3/14

OATH OR AFFIRMATION

I, Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JESSICA MARTINEZ
Notary Public, State of New York
No. 01MA6077594
Qualified in Bronx County
Commission Expires July 15, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLUSSER ASSOCIATES INC.

Statement of Financial Condition
December 31, 2013

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

TABLE OF CONTENTS

ZBS GROUP LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Slusser Associates, Inc.
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Slusser Associates, Inc. (a New York corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slusser Associates, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

Main Office: 255 Executive Drive, Suite 400 • Plainview, NY 11803 • 516-394-3344 • Fax 516-908-7867
NYC Office: Empire State Building, 350 5th Avenue, Suite 7610 • New York, NY 10118 • 212-461-1754
www.zbscpas.com

The information in the supplementary schedules listed in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules listed in the accompanying index is fairly stated in all material respects in relation to the financial statements as a whole.

ZBS Group LLP

ZBS Group LLP
Plainview, New York

February 28 2014

ZBS GROUP LLP
Certified Public Accountants and Advisors

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	11,134
US Treasury bills, at fair market value		579,941
Money market fund investment, at fair market value		10,529
Marketable equity securities, at fair market value (Note 3)		177,930
Investment in and advances to Water Company Investors, L.P. (Notes 2 and 3)		278,528
Other investment		21,178
Prepaid expenses		8,453
Accrued Interest receivable		8
Computers, net of accumulated depreciation of $28,905		3,603
Deposits		12,000
	$	1,103,304

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	23,213
Deferred taxes payable		4,000
Income taxes payable		300
Total liabilities		27,513

Stockholder's equity:

Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		2,770,034
Deficit		(1,694,343)
Total stockholder's equity		1,075,791
	$	1,103,304

See accompanying notes to financial statements.

Note 1- Accounting Policies and Other Matters

Organization and Business Activity

Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and regulated by the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

Cash

The Company maintains the majority of its cash in one money center bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Investment in Water Company Investors, L.P.

The Company's investment in Water Company Investors, L.P. ("LP") is valued at its share of the net asset values reported by LP.

Computers

Computers are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for Computers is 5 years for financial statement purposes.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the Company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S corporation status.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Partnership's interest in the change in the net asset value of the Company is reflected in the financial statements as equity in the net earnings (loss) of LP. The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the

limited partners of Investors that it intends to maintain a capital balance of at least $150,000. Advisory fees included $17,534 of fees earned from investors in LP in 2013.

Note 3- Fair Value Measurements

The fair value hierarchy established under fair value measurement guidance prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to inputs that are unobservable to third parties (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.
- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2013:

U.S. Treasury Bills: U.S. Treasury bills reflect the closing price on the active market in which the securities are traded and, accordingly, are classified within Level 1 of the valuation hierarchy.

Money Market Fund Investment: At December 31, 2013, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities: Marketable equity securities, held by the Company at December 31, 2013, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Note 3- Fair Value Measurements (Concluded)

Water Company Investors, L.P.: The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2013, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 1 of the valuation hierarchy.

The following sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$ 579,941	$ -	$ -	$ 579,941
Money Market Fund Investment	10,529	-	-	10,529
Marketable Equity Securities	177,930	-	-	177,930
Investment in Water Company Investors, L.P.	278,528	-	-	278,528
	$ 1,046,928	$ -	$ -	$ 1,046,928

Note 4– Additional Paid-in Capital

The Company's stockholder contributed $391,000 to Capital in 2013.

Note 5- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2013, the Company had net capital of $714,164 and a ratio of aggregate indebtedness to net capital of 0.0385 to 1. The Company's minimum net capital requirement was $5,000.

Note 6- Lease

The Company leases office facilities under an operating lease agreement, with minimum monthly lease payments of $5,166, which expires on June 30, 2015. This lease is

extended automatically by 18 months until a 3 month written notice of termination is received from either the Company or the landlord. Rent expense, inclusive of utility and real estate tax charges, was approximately $78,000 in 2013.

Note 6- Lease (Concluded)

Future minimum payments under the lease are as follows:

2014	$ 61,992
2015	$ 30,996

Note 7- Income Taxes

At December 31, 2013, the Company has net operating loss carryforwards totaling approximately $2,319,000 to offset future New York City taxable income. These carryforwards will expire through 2033. Due to uncertainties related to the extent and timing of future income, a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

Note 8- Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 28, 2014, the date the financial statements were available to be issued, and has determined that there are no events to disclose.

Slusser Associates, Inc.
250 Park Avenue
Suite 7063
New York, New York 10177
(212) 355-5304 • Fax (212) 752-3646

SEC
Mail Processing
Section
MAR 0 4 2014
Washington DC
404

March 3, 2014

SEC Headquarters
U.S. Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen,

Enclosed are 2 copies of:

1. Slusser Associates, Inc. Financial Statements and Supplemental Schedules (Confidential per Rule 17a-5(e)(3)), year ended December 31, 2013.

2. Slusser Associates, Inc. Statement of Financial Condition, December 31, 2013.

If you need additional data, please let us know.

Sincerely,

William Peter Slusser

/lp

Enclosures